Exhibit 99.3

Transcript of

GW Pharmaceuticals

Phase 3 Clinical Trial Results

January 8, 2015/8:00 a.m. EST

Participants

Steve Schultz – Investor Relations

Justin Gover - Chief Executive Officer

Dr. Stephen Wright - Director of Research and Development

Presentation

Operator

Greetings. Welcome to GW Pharmaceuticals Phase 3 Clinical Trial Results. At this time, all participants are in a listen-only mode. A brief question and answer session will follow the formal presentation. (Operator instructions.) As a reminder, this conference is being recorded. I would now like to turn the conference over to your host, Mr. Steve Schultz, Vice President of Investor Relations. Thank you, Mr. Schultz, you may begin.

Steve Schultz – Investor Relations

Thank you. I appreciate it. Welcome, and thank you for joining us on the call today. Again, my name is Steve Schultz. I’m Vice President of Investor Relations at GW. I’m based here in the US. Today, I’m joined by Justin Gover, GW’s Chief Executive Officer, and Dr. Steven Wright, GW’s Director of Research and Development.

Earlier today, GW issued two separate press releases. We hope you’ve had a chance to review them both. As a reminder, during today’s call, we will be making certain forward-looking statements. These statements reflect GW’s current expectations regarding future events, including but not limited to statements regarding financial performance, clinical data from control trials and expanded access studies, regulatory activities, including regulatory clearance of our products, timing of product launches and statements related to the market acceptance and commercial potential.

Forward-looking statements involve risks and uncertainties, and actual events could differ materially from those projected herein. A list and description of risks, uncertainties and other risks associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of today’s date, January 8, 2015.

Finally, an archive of today’s call will be posted on the GW website in the Investor Relations section. I’ll now turn the call over to Justin Gover, GW’s Chief Executive Officer.

Justin Gover - Chief Executive Officer

Thank you, Steve and welcome to all those who were able to join us. On today’s call, we’ll cover both the results in the first of three Sativex Phase 3 cancer pain trials and provide an update on our Epidiolex pediatric epilepsy program.

Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

As Steve mentioned, Dr. Stephen Wright is also on the call today. I’m on the line from London and Stephen is in the United States. At the conclusion of our prepared remarks, we will open the line for questions.

Let me begin first with the Sativex announcement. As we stated in the release, unfortunately, in this initial Phase 3 trial, Sativex did not meet the primary endpoints of demonstrating a statistically significant difference from placebo as assessed on a patient assessment of pain using a zero to ten numeric rating scale. The secondary endpoints followed the path of the primary. In terms of safety, Sativex was well tolerated and the safety profile exhibited in this trial was consistent with previous studies in this patient population.

Prior to commencing this Phase 3 program, GW has completed Phase 2(a) and Phase 2(b) studies and in both of these prior studies, Sativex showed statistically significant improvement versus placebo using the same primary analysis as was used in this Phase 3 trial. Hence, this latest data is a surprise to us, and we will clearly be conducting further analysis to understand the reason for the discrepancy between this trial and the Phase 2 trial.

At this early stage, it does appear in this Phase 3 trial that the efficacy data from US sites show more positive trends than those in non-US sites. This is a pattern which was consistent with data from the Phase 2(b) study, and clearly requires further understanding.

This is the first of three Phase 3 trials carried out by GW and Otsuka on the basis that we would expect to submit an NDA with positive results from at least two of the three Phase 3 trials. A second pivotal trial, which is similar in design to the first, is expected to report top line results in the second quarter of 2015. A third trial is also underway, which differs in design from the first two trials, employing a so-called enriched trial design similar to that which we successfully employed in the Sativex MS spasticity trials program in Europe. The enriched trial design firstly identifies responders in a two-week single blind exposure, following which only those responders have been randomized. The results of this third trial are expected towards the end of the year.

Although today’s data is clearly a setback, we believe that if these two additional Phase 3 trials are positive, the data set would allow us to submit an NDA with the FDA and as such, we look forward to the data from these studies later in the year.

Moving to the Epidiolex program, we issued a separate update this morning to confirm that all aspects of this program are advancing on time and indeed, that the time lines have accelerated. We have completed recruitment into [indiscernible] of the Phase 2/3 Dravet syndrome trial more rapidly than our forecast and now expect to generate pivotal Phase 3 data by the end of 2014. As we indicated in December, during our year-end call, the rapid advance of our Epidiolex program has transformed GW’s business this past year.

In 2014, GW received orphan drug designation from the FDA for Epidiolex in both Dravet and Lennox-Gastaut syndromes and fast track designation from the FDA in the treatment of Dravet syndrome. Additionally, Epidiolex has orphan designation from the European Medicines Agency for the treatment of Dravet syndrome.

You will recall that the Epidiolex program falls into three areas: Company sponsored development programs, FDA authorized expanded access INDs to independent investigators, and US state collaborations. I am pleased to say that GW continues to make good progress in all of these areas.

First, with respect to company sponsored activities, following the opening of an IND with the FDA, GW has received and incorporated FDA input into all of the proposed pivotal clinical trial protocols for both Dravet syndrome and Lennox-Gastaut, as well as the other clinical and non-clinical studies to support a future NDA. We believe that FDA guidance is critical to ensure that we provide a robust and comprehensive regulatory submission in due course.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

In late October 2014, we commenced a placebo-controlled Phase 2/3 trial in Dravet syndrome. Part A of this two-part study comprises the PK dose-finding elements of the trial and as I mentioned, part A is now complete and has rapidly recruited the required 30 patients.

Part B of this Phase 2/3 trial is the Phase 3 element of the trial, and is expected to commence this quarter once the Part A safety data has been reviewed. In addition to this Phase 2/3 trial, we expect to commence a second Phase 3 trial in Dravet syndrome during this quarter. Along with the Dravet syndrome Phase 3 program, we also expect to commence two Phase 3 trials in Lennox-Gastaut syndrome around the end of the first quarter of 2015.

There has been considerable setup work to bring us to this point of execution of these pivotal trials. Approximately 70 clinical trials sites have been selected in the US and Europe, and GW’s in-house clinical and regulatory team is working diligently with these trial sites to obtain necessary DEA licenses and to assist where possible in maximizing recruitment efforts. As a result of these efforts, we believe we can achieve top line data from at least one of the Dravet syndromes and potentially also one of the Lennox-Gastaut pivotal trials by the end of 2015.

Moving now to the expanded access program, FDA has granted 20 expanded access INDs and 7 individual emergency INDs to independent investigators in the United States to treat a total of approximately 410 children and young adults suffering from intractable epilepsy with Epidiolex. To date, approximately 220 children and young adults are receiving treatment with Epidiolex at 15 US clinical sites, and new patients continue to be enrolled on a weekly basis.

Last year, we reported promising clinical effect data on 58 patients who had received 12 weeks of treatment, and we expect additional Epidiolex data to be reported at medical meetings during the first and the second half of 2015. An important feature of this expanded access program is that it is allowing GW to generate data on the use of Epidiolex in a range of pediatric epilepsy syndromes beyond Dravet and Lennox-Gastaut syndrome. Data clearly point to the potential for additional target indications for Epidiolex to be explored, and we now expect to commence further orphan indication clinical development programs during 2015.

Finally, with respect to US state collaborations, our progress continues and just prior to the New Year, the state of Georgia announced that their Epidiolex program operated through Georgia Regents University has now commenced.

Beyond Epidiolex, we’re also developing a follow-on epilepsy product candidate, GWP42006 or CBDV. GW has completed a Phase 1 trial and we’re on track to commence a Phase 2 trial of CBDV in patients with epilepsy in the first quarter of 2015.

Today’s announcement also provided an update on GW’s intellectual property position. Specifically, we announced today that the U.S. Patent and Trademark Office issued a notice of allowance for a patent which protects the use of CBD in the treatment of partial seizures. The issued patent from this patent will provide an exclusivity period until June 2030.

Beyond this patent, GW continues to prosecute its portfolio of intellectual property related to our epilepsy program. This portfolio includes 14 patent families containing one or more pending and already issued with patents with claims related to the use of CBD and/or CBDV in the treatment of epilepsy, as well as compositions, extraction techniques and CBDV extracts and pure plant-derived CBD.

In closing, as I’m sure you are, we’re disappointed in the initial trial results in the Sativex cancer pain program, but look forward to the upcoming results for the remaining two Phase 3 trials, which will determine our next steps. Importantly, nothing about today’s Sativex news impacts on our plans for the development of Epidiolex, and we are very excited by the data generated so far and the significant clinical and regulatory progress we expect to make this year. We believe that Epidiolex has the potential to be a truly important medicine in the field of pediatric epilepsy, and we are determined to deliver on this promise in the fastest possible time frame.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

Thank you for your time today, and I would now like to open the call to questions.

Operator

Thank you. We’ll now be conducting a question and answer session. (Operator instructions.) One moment, please, while we poll for questions. Thank you. Our first question is from the line of Paul Maddius [ph] with [indiscernible]. Please go ahead with your question.

<Q>: Hello, guys. Thanks for taking my questions. I have a few. First on Sativex, I’m just wondering if you can give us a little bit more color on the data and the magnitude of the primary endpoint miss, and any details on T values or trends that you observed on the primary and the secondary.

Dr. Stephen Wright - Director of Research and Development

Justin, are you happy for me to take that?

Justin Gover - Chief Executive Officer

Yes, Stephen. Please do go ahead.

Dr. Stephen Wright - Director of Research and Development

Okay. Yes, hello. It’s Stephen Wright here. I think what we can announce is that we did clearly miss the primary endpoint, and the secondary endpoint tended to go very much along with the primary endpoint. That applies equally to the positive trends that we saw in the US as it does to the less positive trends that we saw in the rest of the world, primarily Europe.

As you appreciate, we’re embarked together with Osuka in a very deep dive into the data so that we can better understand the potential reasons for the variability in the data that we’ve seen between the US and Europe. But given that our analysis was clearly prospectively identified, we can’t regard this study as anything other than a negative study and what the deep dive will do, the further understanding of the data, will allow us to comprehend better the reasons for this particular study not meeting its primary endpoint.

<Q>: Okay, got it. Thanks, Stephen, and then I have one more on Sativex and then one on the patent. So, just on the third Sativex Phase 3 study, can you talk a little bit in detail about how it’s different from the first two. I think at one point there was an opportunity for an interim analysis. Is that still the case, and when might that occur?

Dr. Stephen Wright - Director of Research and Development

Taking the two parts of the question in order, the third study uses a so-called enriched study design about which there are guidelines actually on the FDA website. Essentially, it attempts to identify people who are able to respond to drugs first and then randomize those people. So, what that means is that everybody who’s randomized has had some experience of Sativex before they’re randomized and has shown the capacity to respond.

What that should do is very greatly reduce the number of non-responders randomized and therefore, reduce the amount of noise in the interpretation of the primary and other outcome measures, but you appreciate if you have a significant proportion of non-responders included in the trial, they can only make a negative contribution to the interpretation of the outcome measure. So, an enriched study design, when it works properly, increases assay sensitivity and therefore clearly is different and we’re optimistic about the outcome of that. We’re quite experienced at carrying out enriched study designs now.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

Your other question about an interim analysis; there is an interim analysis, which may be available to us or the results of which may be available to us before the end of this year. The outcome of that interim analysis will only be that the results are so compelling in favor of Sativex that we can stop the study early. We think that’s an unlikely outcome, and we anticipate that study running through to the end, hence the guidance conclusion towards the end of the year.

But, you’re quite right. There is an interim analysis planned, and we’ll see how that’s turned out. That will be during the second quarter of the year.

<Q>: Okay, thanks, Stephen and then just one on the patent. Can you speak to the relevance of partial seizures with regards to what types of epilepsies you’re pursuing? I know partial seizures are the most common type of seizures across epilepsy. Do partial seizures afflict patients with Dravet and Lennox-Gastaut syndrome? Is this an endpoint that you’re capturing in your Phase 3, and could it be something that I guess you have on your Epidiolex label, the drug’s effect on partial seizures? Thanks again, guys.

Dr. Stephen Wright - Director of Research and Development

I can start, Justin and then perhaps you can add.

Justin Gover - Chief Executive Officer

Yes.

Dr. Stephen Wright - Director of Research and Development

The answer is that the classification of seizures is under constant review by the international epilepsy associations and relevant bodies, the ILAE. There is a belief that many generalized seizures, if not most, start with a partial onset. If you think about the brain and epilepsy, that’s very logical because if epilepsy starts from a focus of epileptic activity and then spreads then that focus can be regarded as a partial onset seizure, which then becomes generalized.

Often that partial proportion or that partial seizure is very, very brief indeed and can’t be distinguished from the generalized, but partial onset seizures are very relevant indeed to all generalized clinic convulsions, or at least potentially relevant to generalized clinic convulsions. So, I think from a clinical point of view, the patent has the potential for being really quite powerful.

<Q>: Great. Thanks, again.

Operator

Our next question is from the line of Tazeen Ahmad with Bank of America. Please proceed with your question.

<Q>: Hello. Good morning. Thanks for taking my questions. One question on the patent; can you give us an idea of how many patents you’ve applied for and in that context, can you tell us the relative importance of this particular patent that you just received allows for?

Justin Gover - Chief Executive Officer

Tazeen, hello; Justin here. We have 14 patents which relate in some way to our epilepsy research either as it relates to CBD and/or CBDV. The majority of those are CBD related. We first started filing patents in this field in 2009. So, this is the first of the patents, really the furthest forward in terms of their advancement. We continue as we make discoveries to consider filing additional patents as well.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

So, I think as we’ve said in the past, there is prior auth around this area that our patents seem to navigate around. This is an example. Where we can identify specific areas as a novelty, then we plan to do so. Just like with other aspects of GW’s programs, this isn’t a case where there is one overarching patent that we expect to protect the entire product or franchise. We seek to employ patents, multiple patents as a means of defense.

As I’ve guided previously, and I don’t intend to change this guidance, clearly the orphan designation for Epidiolex is of paramount importance and should remain the key focus in terms of ensuring exclusivity. But certainly as today’s news confirms, we are doing everything we can to seek more robust protection beyond that.

<Q>: Okay. Thanks for the color. Keeping with something you just mentioned, can you maybe comment a little bit on what additional indications beyond LGS and Dravet you could be looking at trying to get orphan status for, and if you can’t comment on the specific ones, do you know when you could give us an update if you were to receive additional orphan status?

Justin Gover - Chief Executive Officer

Yes. I think for reasons you’ll probably understand, we’re not going to be specific on the call today. The intention all the way through with the expanded access program was obviously on the one hand to respond to the medical need, but on the other hand, to be able to have experience with the use of Epidiolex in patients outside of Dravet and Gastaut. As you’ll note, only a very small minority of the expanded patients have, expanded access patients are Dravet and Lennox-Gastaut patients.

So, exactly as we intended, as data moves, we obtain data; we seek to understand promising signals, seek to talk to opinion leaders about the feasibility of trials and the regulatory pathway. So, I think we’ll be keeping that quiet for a while, but I think there’ll be more color by midyear.

<Q>: Okay. Thanks for that. The last one is, do you expect that the rate of enrollment for these LGS trials that you announced are going to start to potentially go even faster than what you saw in Dravet just given the fact that there’s a higher prevalence of this type of epilepsy?

Justin Gover - Chief Executive Officer

I think our time lines are pretty fast anyway, Tazeen. So, yes, that is possible, but I think the guidance we’ve given today is the guidance we feel comfortable with. If we can beat it, you can be sure that we’ll be aiming to do so.

<Q>: Okay. Perfect. Thank you.

Operator

Our next question is from the line of Josh Schimmer with Piper Jaffary. Please go ahead with your question.

<Q>: Thanks for taking the questions. Sorry if I missed the answers for some of these. Are there still plans to commence a Phase 3 study for spasticity in the US with Osuka for Sativex?

Justin Gover - Chief Executive Officer

Josh, hello. It’s Justin. I think I’ll take that. As you know, we’re in SPA right now for Phase 3 for MS spasticity. That process is, we think, nearing completion. We hope to have news on that in the coming months.

I think it’s too early, if I’m honest, to give you a definitive answer. Obviously, the data from cancer pain is new. Osuka is undoubtedly fully behind Sativex, continue to obviously focus on the cancer pain data for now and are keen for us to prosecute the SPA. But, I think I’d be uncomfortable giving you a precise timing of how the MS spasticity fits into the time line at the moment. I think we probably will try and give you some guidance on that when the SPA is complete.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

<Q>: Got it. I mean I guess there is a scenario in which that trial may be dependent on the cancer pain trials, but it’s premature to speculate. Is that kind of—

Justin Gover - Chief Executive Officer

Yes. I think it’s more of a matter of “when,” not “if.”

<Q>: Okay. Any differences between this first Sativex trial and the next trial in terms of conduct or patient enrollment which would factor in or make perhaps a greater chance of success with the next data readout?

Dr. Stephen Wright - Director of Research and Development

Justin, are you happy for me to take that? Josh, clearly, the investigative sites being used are somewhat different in the second pivotal study than in the first pivotal study. That in itself may be relatively important.

We are aiming to have a slightly higher proportion of patients in the United States in the second study than we had in the first study, and it appears now from all the data that we’ve got that may also be important. But secondly, the history of development is littered with effective drugs that have had occasion of failed studies. We know that that’s true with opioids. We know it’s true with Gabapentin, pregabalin, etc. in particularly in chronic neurologic disorders.

So, I think although it is disappointing that we’ve had the first pivotal study be a negative, I don’t think it acts as a particularly precise guide to the outcome of a similarly conducted study.

<Q>: Got it. Then maybe one more question on Epidiolex; what is the gating step for filing? Is it clinical data assembly? Are there any other components of the applications that would take more time, such as manufacturer or stability testing?

Dr. Stephen Wright - Director of Research and Development

No. We believe that it’s the efficacy and the safety data from the clinical trials that are the rate limiters for the filing for Epidiolex. We don’t have any other rate limiting factors that we’re aware of, and that comment is made following fairly extensive discussions with FDA about the investigational plan.

Justin Gover - Chief Executive Officer

Josh, it’s Justin. The reason for that, of course, is because of the massive amount of CBD work that we’ve been performing for over a decade. So, the epilepsy trials are really the final piece in a set of data that we’ve been accumulating for many, many years.

<Q>: Got it. Okay. Thank you very much.

Operator

The next question is from the line of Christian Glennie with Edison. Please go ahead with your question.

<Q>: Yes, good afternoon, gentlemen. Just a follow-up on the Sativex data; are you able to say what percentage of patients in this study were recruited from the US, and also maybe any insight as to why we might be seeing these effects in the data.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

Dr. Stephen Wright - Director of Research and Development

Yes, Christian; Stephen Wright here. Slightly over 30%, 30.1% actually were recruited from the United States. You’ll appreciate we’re still reviewing in some detail, collaboration or in partnership with Osuka the details of the data. At this stage, it does appears as though there are some differences between the rest of the world patients and the US patients, particularly in terms of the doses, maintenance and breakthrough opioids they were using; the severity of their condition, meaning that the European or the rest of the world patients appeared to have been a bit sicker, and their age. The European patients appear to have been a bit older.

Other than that, I think we want to reserve comment until we’ve had the chance to dig deeper and deeper into the data. But very briefly, yes, it does appear as though there may be reasonable explanations of the apparent difference in outcome that we’re seeing between the US and the rest of the world so far, but it will require more work to gain more clarity on that.

<Q>: Okay, thank you. Are you able to say, maybe the data is not there yet, but in terms of whether there was any response seen in terms of the dose level? So, there’s a variable dose rate per day. Any indication of a trend towards high doses perhaps?

Dr. Stephen Wright - Director of Research and Development

No. The responses were very similar in the people who took fewer than six sprays a day and those who took greater than six sprays a day. So, we don’t think the dose is part of the explanation for the disappointing results that we’ve seen in the rest of the world in particular.

<Q>: Okay. Thank you. Just to confirm that as it stands today at least, should there be obviously a positive readout from the second study as well as the third enriched trial design study that should be sufficient for NDA approval. In other words, the enriched trial design is suitable for an NDA approval.

Dr. Stephen Wright - Director of Research and Development

Yes, we’re very comfortable with that. This division in particular is very familiar with enriched study designs, which as you know, are commonly used in the investigation of opioids in similar chronic pain indications.

Of course, that’s always subject to discuss with FDA, and it may well be. I mean there’s a whole spectrum of potential outcomes. If the second pivotal study happens to be very compelling positive, it on its own might be enough. Clearly, we’d feel very comfortable if both the enriched study and the second pivotal are positive. I think we’re comfortable that should provide sufficient data for FDA to be able to assess the efficacy and safety of Sativex.

<Q>: Okay. Thank you very much.

Operator

Our next question is from the line of Samir Devani with RX Securities. Please

<Q>: Thanks for taking my questions. I’ve got a couple. Just firstly on the manufacturing investments that you’ve outlined, I’m wondering if today’s results may influence that at all if Sativex doesn’t make it in cancer pain. The second question is just on the Epidiolex dose finding. Could you tell us what’s the optimum dose that you’ve determined and how you’ve determined that?

Justin Gover - Chief Executive Officer

Samir, hello. It’s Justin. I’ll take the first question; hand to Stephen for the second. Our financial guidance and plans don’t change, the short answer. The reason for that is firstly, Sativex program continues to advance and it would be fool hearty of us to not plan on the basis that it is progressing towards NDA.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

But secondly, much of the Sativex-related expenditures have relevance to Epidiolex. And so, when we committed to those expenditures and took the decision to do that, we always did that in the knowledge that it was a wise investment for the company precisely because the time line for Epidiolex is short, the production requirements could be very significant, and that gave us the additional confidence when we took those investment decisions last year that it was the right thing to do; so, no change there.

Stephen, do you want to handle the dosing question?

Dr. Stephen Wright - Director of Research and Development

Sure. Samir, there are two elements that go into the dose determination from part A of the first Dravet syndrome. One is based on all of the animal data that we have where we know what exposures appear to be required to produce efficacy in animal models. And so, we can base initial data in humans on that.

But secondly and possibly more relevant is the extent of clinical experience that we’ve been gaining from the expanded access program where the children and young adults have been exposed to a dose titration regimen that takes them up to a particular dose range. So, we’ve been able to base the dose range that we’re using in part A of the first study on those two elements.

Now, once everyone has completed the randomization period, the data are reviewed by an independent data monitoring committee who will then determine the optimum dose or range of doses to go into the second part of the study. That progression from part A into part B, or the management of that progression is the management that has already been agreed in practical discussions with FDA. So, I think we’re very comfortable that we’re exploring the appropriate dose range and that we will, subject to independent advice, then be able to explore the optimum dose or doses into the Phase 3 aspect of the study program.

<Q>: I suppose then the question is, what sort of adverse events do they see after they go above the optimum dose?

Dr. Stephen Wright - Director of Research and Development

The most typical adverse events are the ones that we announced actually when we described the last results of the expanded access program towards the end of last year, which are somnolence, which of course is very typical of a lot of anti-epileptic drug; to some degree, elements of fatigue. Really those two dominate the adverse events that we’ve seen.

They almost always result while still on drug, and I think it’s actually to our benefit, if you like, to our advantage that the independent data monitoring committee for the first Dravet study is also able to have access to the data from the expanded access program in coming to their view about the dose that’s best, that optimizes pharmacokinetics, safety and likely, anti-epileptic activity. We think we’ve got it actually very well covered.

<Q>: Great. Thanks very much.

Operator

The next question is from the line of Christina Gia [ph] with Cowen. Please go ahead with your question.

<Q>: Good morning. Thank you for taking my question. I was just curious on the pain trial if it’s possible at all that language barriers could affect, just make the trial more subjective and make it harder for the patients across the world to just express the kind of pain that they have and that can compound some of the data, or is there a numerical scale that just [indiscernible] from that. Thank you.

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Transcript: GW Pharmaceuticals Phase 3 Clinical Trial Results January 8, 2015

Dr. Stephen Wright - Director of Research and Development

Yes, Christina. It’s Stephen here. That’s a great question and yes, it’s something that we consider. Actually, when you set up these studies, you’re obliged to carry out an exercise that demonstrates that the understanding of the questions the patients are being asked is the same when asked in different languages. It’s a requirement. That should be taken into account during study set up.

I think one of the features here is that in the UK, while you might expect UK patients to behave like US patients, in fact that hasn’t been the case in this study. I think that probably means that the language aspect of it, or understanding of the language aspect of it is probably not so important. But, you’re absolutely right. That is something that we’re looking at in our deep dive into the data. That’s a good question.

<Q>: Thank you.

Operator

Thank you. At this time, we have reached the end of our allotted time for questions and answers this morning. I’ll now turn back the floor to management for closing comments.

Justin Gover - Chief Executive Officer

Thank you. It’s Justin Gover here. Just a quick close out; thank you for joining us today. Obliviously, there’s a lot of plans for meetings next week at JP Morgan. I look forward to meeting investors and analysts in person then and updating on what should be a very busy year for the company. So, thanks again.

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